UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42592

OFA GROUP

(Translation of registrant’s name into English)

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Chief Financial Officer Resignation

On June 30, 2025, Zia Choe notified the board of directors (the “Board”) of OFA Group (the “Company”) of her resignation as Chief Financial Officer of the Company, effective on July 15, 2025. The resignation of Ms. Choe is for personal reasons and does not result from any disagreement with the Company.

Appointment of Ernest Yeung as Chief Financial Officer

On July 8, 2025, the Board appointed Ernest Yeung to serve as the Chief Financial Officer of the Company, effective on July 16, 2025.

Mr. Yeung, age 51, has been the founder of Pasadena Advisory Company Limited, a consulting firm specializing in IPO preparation and M&A advisory, since April 2024. Mr. Yeung has been serving as the Portfolio CFO of CFO Centre Group, a consulting firm that provides part-time CFO service, since January 2022. From July 2019 to January 2022, Mr. Yeung served as Country Head, Hong Kong of Boardroom Corporate Services (Hong Kong) Ltd., a corporate secretarial, accounting, payroll and consulting firm. From September 2016 to November 2018, Mr. Yeung served as Regional CFO, Asia of Flight Centre Travel Group Asia, a travel management company. As a licensed CPA and finance professional with over 20 years of experience, Mr. Yeung has been involved in a wide range of financial and accounting activities, including financial reporting, audit oversight, budgeting, M&A due diligence, internal controls implementation, and regulatory compliance. Mr. Yeung holds a Bachelor of Science in accounting from University of Southern California.

There are no arrangements or understandings between Mr. Yeung and any other persons pursuant to which he was selected as an officer of the Company. There are also no family relationships between Mr. Yeung and any director or executive officer of the Company, and Mr. Yeung does not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OFA Group

By:	/s/ Li Hsien Wong
Name:	Li Hsien Wong
Title:	Chief Executive Officer

Date: July 10, 2025